UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

FORM 11-K

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from      to

Commission file number 1-09328

A.                        Full title of the plan and the address of the plan, if different from that of the issuer named below:

ECOLAB SAVINGS PLAN AND ESOP

B.                        Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ECOLAB INC.

370 Wabasha Street North

Saint Paul, Minnesota  55102-1390

ECOLAB SAVINGS PLAN AND ESOP

REPORT ON AUDITS OF FINANCIAL STATEMENTS

as of December 31, 2013 and 2012

and

for the year ended December 31, 2013

AND SUPPLEMENTAL SCHEDULE

as of December 31, 2013

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Trustees

Ecolab Savings Plan and ESOP

We have audited the accompanying statements of net assets available for benefits of the Ecolab Savings Plan and ESOP (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, effective January 1, 2013, a new plan benefiting active employees accruing final average pay or legacy cash balance pension benefits under the Ecolab Pension Plan was spun off from the Plan and into a separate plan. Also effective January 1, 2013, the Plan became a participating entity in the Ecolab Savings Plan Master Trust.

As discussed in Note 1 to the financial statements, the Nalco Company Retirement Income Plan merged into the Plan effective August 2, 2013.

As discussed in Note 1 to the financial statements, the Permian Mud Service, Inc. 401(k) Savings Plan merged into the Plan effective December 31, 2013.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/McGladrey LLP

Minneapolis, Minnesota
June 25, 2014

ECOLAB SAVINGS PLAN AND ESOP

STATEMENT OF NET ASSETS AVAILABLE for BENEFITS

December 31, 2013 and 2012

(in thousands)	2013	2012

ASSETS

Investments, at fair value:
Plan interest in Ecolab Savings Plan Master Trust	$1,172,587	$—
Ecolab Stock Fund	—	634,198
Registered investment companies	—	498,249
Common/collective trusts	—	205,977
Total investments	1,172,587	1,338,424

Receivables:
Notes receivable from participants	22,078	27,068
Dividends receivable	157	—
Employer contributions receivable	3,608	1,083
Employee contributions receivable	464	—
Transfer from Permian Mud Service, Inc. 401(k) Savings Plan	118,662	—
Total Receivables	144,969	28,151

Total assets	1,317,556	1,366,575

LIABILITIES

Accrued distributions and withdrawals	—	(621)

Net assets reflecting investments at fair value	1,317,556	1,365,954

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,531)	(1,495)

NET ASSETS AVAILABLE FOR BENEFITS	$1,315,025	$1,364,459

The accompanying notes are an integral

part of the financial statements.

ECOLAB SAVINGS PLAN AND ESOP

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2013

(in thousands)

Investment results:
Plan interest in Ecolab Savings Plan Master Trust	$91,442

Interest income on notes receivable from participants	449

Contributions:
Participants	34,404
Employer	25,120
Rollovers	3,651
63,175

Deductions:
Distributions to participants	(34,899)
Plan expenses	(587)
(35,486)

Net increase before transfers	119,580

Transfers due to Plan Spin Off and Mergers:
Transfer to Ecolab Savings Plan and ESOP for Traditional Benefit Employees	(1,244,601)
Transfer from Nalco Company Profit Sharing and Savings Plan	956,925
Pending transfer from Permian Mud Service, Inc. 401(k) Savings Plan	118,662
(169,014)

Net decrease after transfers	(49,434)

Net assets available for benefits:
Beginning of year	1,364,459

End of year	$1,315,025

The accompanying notes are an integral

part of the financial statements.

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

1.                          Description of Plan

The following brief description of the Ecolab Savings Plan and ESOP (“the Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information regarding the Plan’s definitions, benefits, eligibility and other matters.

PLAN SPIN OFF AND MERGERS:

Effective January 1, 2013, a new plan benefiting active employees accruing final average pay or legacy cash balance pension benefits under the Ecolab Pension Plan was spun off from the Plan and into the Ecolab Savings Plan and ESOP for Traditional Benefit Employees (“the New Plan”) resulting in $1,244,601,000 participant account balances transferring into the New Plan. Each qualified employee accruing a benefit under the final average pay formula or the 5% cash balance formula of the Ecolab Pension Plan was no longer eligible to participate in the Plan and instead became eligible to participate in the New Plan. Each qualified employee eligible to accrue benefits under the 3% cash balance formula of the Ecolab Pension Plan remained eligible to participate in the Plan. As of January 1, 2014, the employer matching contribution was increased to the formula described below.

Effective August 2, 2013, the Nalco Company Profit Sharing and Savings Plan (“Nalco Savings Plan”) merged into and became part of the Plan and eligible legacy Nalco employees began receiving matching contributions as discussed below. Following the merger, participants in the Nalco Savings Plan are participants in the Plan and the assets and liabilities of the Nalco Savings Plan of $956,925,000 have been transferred to the Plan. Employees of Nalco Company hired subsequent to the merger will become eligible to participate in the Plan under the Plan’s standard provisions.

Effective as of December 31, 2013, the Permian Mud Service, Inc. 401(k) Savings Plan (the “Permian Savings Plan”) was merged into the Plan, and participants in the Permian Savings Plan became participants in the Plan. Following the merger, the assets and liabilities of the Permian Savings Plan of $118,662,000 were transferred to the Plan. Such assets were liquidated from the Permian Savings Plan on December 31, 2013. The amounts were shown as a pending transfer in the statement of changes in net assets available for the year ended December 31, 2013, and a receivable in the statement of net assets as of December 31, 2013, as the investments were not received by the Plan until January 2, 2014. Participants in the Permian Savings Plan are able to participate in the Plan beginning January 1, 2014.

MASTER TRUST:

Beginning January 1, 2013, the Plan is a participating entity in the Ecolab Savings Plan Master Trust (“the Master Trust”) with assets held by Fidelity Management Trust Company (“Fidelity” or “trustee”). The Master Trust was established on January 1, 2013 to hold the qualified defined contribution investment assets of both the Plan and the New Plan sponsored by the Company.

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

1.                          Description of Plan (continued)

GENERAL AND ELIGIBILITY:

The Plan is a contributory qualified defined contribution plan available to certain employees of the Company as discussed above. Eligible employees regularly scheduled to work at least 20 hours per week may participate immediately in the Plan provided they are not subject to a collective bargaining agreement which does not provide for their inclusion. Part-time employees working less than 20 hours a week must be employed for a twelve consecutive month period during which they have worked at least 1,000 hours to be eligible to participate. Employee participation in the Plan is voluntary.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code of 1986, as amended (“the Code”).

CONTRIBUTIONS:

Contributions are made to the Plan as “participant savings contributions” and “employer matching contributions.”

Participant savings contributions are either pre-tax contributions made by the Company on behalf of participants who have agreed to have their taxable compensation reduced or Roth Savings contributions made by the Company on behalf of participants who have agreed to have their after-tax compensation reduced. Participants may reduce their compensation up to 50% subject to a statutory annual maximum of $17,500 for 2013 for the purpose of making savings contributions to the Plan.

Participants who have attained age 50 or above are allowed to make additional catch-up contributions up to the statutory annual maximum ($5,500 in 2013).

Participant contributions of up to 4% of eligible compensation are matched 100% by the Company and participant contributions over 4% and up to 8% of eligible compensation are matched 50% by the Company. The Plan also allows additional employer matching contributions to true-up the employer match. This true-up ensures all participants receive their full annualized employer match.

The Plan contains a separate Employee Stock Ownership Plan (“ESOP”) account for employer and participant contributions which are invested in the Ecolab Stock Fund. The ESOP allows participants to elect the withdrawal of dividends paid on shares to the ESOP account. The levels of contributions made by or on behalf of participants who are highly compensated, as defined in the Code, are subject to limitations under the Code.

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

1.         Description of Plan (continued)

VESTING:

Participants are fully vested in their account at all times.

PLAN BENEFITS:

As participants are fully vested at all times, benefits to participants are equal to their account balances. Upon retirement, death, disability or separation from service, a distribution may be made to the participant or beneficiary equal to the participant’s account balance. Employees are able to withdraw any part or all of their account balance upon attainment of age 59 1/2. In-service withdrawals for hardships are also available. A participant distribution or withdrawal from the Plan generally is subject to federal income tax and may be subject to an early withdrawal penalty, unless rolled over to a qualified plan or an individual retirement account.

NOTES RECEIVABLE FROM PARTICIPANTS:

Active participants (and beneficiaries who are parties in interest as defined by ERISA) are permitted to borrow from their accounts. The total amount of a participant’s note may not exceed the lesser of (a) $50,000 minus the participant’s highest outstanding note balance for the previous twelve-month period, or (b) 50% of the participant’s interest in his or her account. When a note is granted, the appropriate account balances are reduced and a separate note account is created.

Note payments, together with interest at a market rate determined by the Plan Administrator, are repaid generally over 5 years unless the note is for the purchase of a principal residence, in which case the term can be up to 10 years (15 years for notes originating after December 31, 2012). Notes receivable from participants at December 31, 2013 had interest rates ranging from 3.25% to 10.50% and are due at various dates through December 2028. A participant can have no more than two notes outstanding at any time.

Notes receivable from participants are collateralized by the borrower’s account balance and are repaid through ratable payroll deductions.

PARTICIPANT ACCOUNTS AND ALLOCATION:

Fidelity provides investment management, recordkeeping and trustee services for the Plan directly or indirectly through one or more of its subsidiaries. The Master Trust agreement authorizes services to be performed by the trustee, its agents or affiliates.

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

1.                    Description of Plan (continued)

Each participant’s account is credited with the participant’s contributions, the employer matching contributions and investment income thereon, net of Plan expenses. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

All participant contributions made under the Plan are paid to and invested by Fidelity in one or more of the available investment options as directed by the participants.

Participants are allowed to allocate their entire account balance in any combination of the available investment options. Participants can transfer their account balance among the investment options and/or change the investment of their future contributions, and earnings thereon, daily. These transfers and changes must be made in whole dollar amounts of at least $250 and/or in whole percent increments.

PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.                          Summary of Significant Accounting Policies

BASIS OF PRESENTATION:

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared using the contract value basis for fully benefit-responsive investment contracts.

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

2.                          Summary of Significant Accounting Policies (continued)

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS AND INCOME RECOGNITION:

Fidelity holds the Plan’s assets and executes transactions therein based upon instructions received from the Plan Administrator, the Company and the participants of the Plan. The Plan’s investments are stated at fair value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date. Purchases and sales of securities and realized gains and losses related to sales of investments are recorded on a trade-date basis. Unrealized gains and losses are recorded based on the fair values as of the reporting date. In 2013, investment income and investment expenses of the Master Trust are allocated to the Plan according to the investment elections of participants within the Plan. In addition, certain administrative expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

NOTES RECEIVABLE FROM PARTICIPANTS:

Notes receivable from participants are measured at their unpaid principal balances plus any accrued interest. Interest income is recorded on the accrual basis of accounting. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

CONTRIBUTIONS:

Participant contributions are recorded in the period the employer makes the payroll deductions. Employer matching contributions are recorded based on participant contributions in the same period.

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

2.                          Summary of Significant Accounting Policies (continued)

RISKS AND UNCERTAINTIES:

The Plan provides for various investment options in various combinations of investment funds. Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, including Ecolab Inc. common stock, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect participants’ account balances and the amounts reported in the 2013 statement of net assets available for benefits.

CONCENTRATION OF MARKET RISK:

At December 31, 2013 approximately 4% of the Plan’s total assets were invested in the common stock of the Company. The underlying value of the Ecolab Stock Fund is dependent on the performance of the Company and the market’s evaluation of such performance.

DISTRIBUTIONS TO PARTICIPANTS:

Distributions to participants are recorded when paid.

PLAN EXPENSES:

The Company pays a portion of the administrative expenses of the Plan and a portion is paid by Plan participants within the Plan. Certain asset management and administrative fees of the Plan are charged against the Plan’s investment results.

SUBSEQUENT EVENTS:

The Plan Administrator has evaluated subsequent events through the date and time the financial statements were issued.

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

3.                          Investments

Beginning January 1, 2013, the Plan’s investments are included in the investments of the Master Trust. Each participating retirement plan has a divided interest in the Master Trust. The value of the Plan’s interest in the Master Trust is based on the value of the Plan’s interest in the Master Trust at the time the Master Trust was formed on January 1, 2013, plus actual contributions and allocated investment income (loss) less actual distributions and allocated administrative expenses. Investment income (loss), investment management fees and other direct expenses relating to the Master Trust are allocated to the individual participating plans based on the average daily balances. The Plan’s interest in the Master Trust was approximately 44 percent as of December 31, 2013.

The following is a summary of the Master Trust investments, the Plan’s interest in the investments of the Master Trust, and the Plan’s interest percentage ownership of the Master Trust investments as of December 31, 2013:

	December 31, 2013
(in thousands)	Master Trust Investments	Plan’s Interest in Master Trust	Plan’s Percent Interest in Master Trust
Investments at fair value:
Ecolab Inc. common stock	$849,217	$58,972	7%
Interest bearing cash	9,276	644	7%
Registered Investment companies	1,048,971	590,050	56%
Common/collective trusts	757,373	522,921	69%
Total Investments, at fair value	2,664,837	1,172,587	44%

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,214)	(2,531)	79%

Investments available for benefits	$2,661,623	$1,170,056	44%

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

3.                          Investments (continued)

The following table presents the investments that represent 5 percent or more of the Master Trust’s total assets or 5 percent or more of the Plan’s total asset share in the Master Trust as of December 31, 2013:

	December 31, 2013
	Master Trust
(in thousands)	Assets	Plan

Ecolab Inc. common stock	$849,217	$ *
Spartan 500 Index — Inst. Class Fund	385,685	271,605
Fidelity Managed Income Portfolio II	228,325	179,797
Spartan Ext. Market Index — Adv. Class Fund	148,729	115,210
Dodge and Cox International Stock Fund	143,910	75,004
SSGA Target Retirement 2020 — Class II Fund	133,557	85,999
SSGA Target Retirement 2030 — Class II Fund	*	88,159
SSGA Target Retirement 2040 — Class II Fund	*	97,898
Pimco Total Return - Inst. Class Fund	*	58,766

*                             Investment was less than 5 percent of the net assets available for benefits in the year indicated.

During 2012, the Plan held investments directly. Investments that represented 5 percent or more of the Plan’s total assets, at December 31, 2012 are summarized as follows:

December 31, 2012
(in thousands)	Plan

Ecolab Inc. common stock	$625,818
Spartan 500 Index — Inst. Class Fund	95,130

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

3.                          Investments (continued)

During 2013, the Master Trust’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

(in thousands)

Investment in:
Ecolab Inc. common stock	$271,783
Registered investment companies	120,220
Common/collective trusts	45,165
Net appreciation in fair value of investments	$437,168

The following are changes in investments for the Master Trust for the year ended December 31, 2013:

(in thousands)

Investment results:
Net appreciation in fair value of investments	$437,168
Interest and dividends	31,067
Net investment results	468,235

Net transfers	2,193,388
Increase in net investments	2,661,623

Net investments:
Beginning of year	—
End of year	$2,661,623

4.                          Fair Value Measurements

Accounting guidance establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under accounting guidance are described below:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

4.                          Fair Value Measurements (continued)

Level 2 - Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3 - Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Registered investment companies and Ecolab Inc. common stock: Investments in registered investment companies are recorded at the underlying net asset value per unit, which approximates fair value based on the publicly quoted market price of these funds. Investments in Ecolab Inc. common stock are recorded at fair value based on the quoted market price of Ecolab Inc.’s common stock on the New York Stock Exchange.

Common/Collective Trusts:  Investments in common/collective trusts, with the exception of the investment in fully benefit-responsive investment contracts, are recorded at the underlying net asset value per unit, which approximates fair value based on the audited financial statements of these funds. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

4.                          Fair Value Measurements (continued)

The Plan reviews the fair value hierarchy classification on an annual basis. Changes in the ability to observe valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy. The Plan’s policy is to recognize transfers into and out of levels within the fair value hierarchy at the end of the fiscal year in which the actual event or change in circumstances that caused the transfer occurs. There were no transfers between Level 1 and Level 2 during the years ended December 31, 2013 and 2012. When a determination is made to classify an asset or liability within Level 3, the determination is based upon the significance of the unobservable inputs to the overall fair value measurement. The Plan did not have any assets or liabilities classified within Level 3 at December 31, 2013 and 2012.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table represents the 2013 Master Trust’s fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2013. As discussed in Note 1, the Master Trust was established on January 1, 2013.

	Investment Assets at Fair Value As of December 31, 2013
(in thousands)	Master Trust Total	Level 1	Level 2	Level 3
Ecolab Inc. common stock	$849,217	$849,217	$—	$—
Interest bearing cash	9,276	9,276
Registered investment companies:
Large cap equity	497,208	497,208	—	—
Mid cap equity	181,118	181,118	—	—
International equity	148,321	148,321	—	—
Fixed Income	141,905	141,905	—	—
Money Market	44,704	44,704	—	—
Small cap equity	35,715	35,715	—	—
Common/collective trusts:
Life cycle	529,048	—	529,048	—
Stable value	228,325	—	228,325	—
Total investment assets at fair value	$2,664,837	$1,907,464	$757,373	$—

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

4.                          Fair Value Measurements (continued)

The following table represents the Plan’s fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2012:

	Investment Assets at Fair Value As of December 31, 2012
(in thousands)	Plan Total	Level 1	Level 2	Level 3
Ecolab Inc. common stock	$625,818	$625,818	$—	$—
Interest bearing cash	8,380	8,380
Registered investment companies:
Large cap equity	160,418	160,418	—	—
Fixed income	109,161	109,161	—	—
International equity	60,510	60,510	—	—
Money market	50,657	50,657	—	—
Blended fund	50,402	50,402	—	—
Small cap equity	40,743	40,743	—	—
Mid cap equity	26,358	26,358	—	—
Common/collective trusts:
Life cycle	150,865	—	150,865	—
Stable value	55,112	—	55,112	—
Total investment assets at fair value	$1,338,424	$1,132,447	$205,977	$—

The following table sets forth additional disclosures of the Master Trust investments as of December 31, 2013 and the Plan investments as of December 31, 2012 whose fair value is estimated using net asset value (“NAV”) per share:

	Fair	Unfunded	Redemption	Redemption
(in thousands)	Value	Commitment	Frequency	Notice Period

Investment

As of December 31, 2013 Common/collective trusts:

SSgA Target Retirement Funds	$529,048	—	Immediate	None

As of December 31, 2012 Common/collective trusts:

SSgA Target Retirement Funds	$150,865	—	Immediate	None

All of the SSgA Target Retirement funds invest in other collective investment funds which have characteristics consistent with the funds’ overall investment objective.

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

4.                          Fair Value Measurements (continued)

Each fund’s investment objective, with the exception of the Income Fund, is to allocate its assets across multiple asset classes in a manner that becomes increasingly conservative over time, while seeking to achieve the appropriate level of risk given the participants’ anticipated retirement date. For the Income Fund, the objective is to approximate as closely as practicable, the performance of a custom benchmark index over the long term, while providing participants the ability to purchase and redeem units on an “as of” basis.

The fair value of investments in this category has been estimated using the NAV per share of the underlying investments. All of these funds are subject to potential withdrawal safeguards to protect the interest of all participants, while providing the maximum level of liquidity that can be prudently made available to all participants. These withdrawal safeguards permit redemptions resulting from ordinary course activity, subject to certain thresholds. Ordinary course activity also may include periodic participant rebalancing of their investment portfolio between Lending Funds and other State Street Bank collective investment funds. Requests for redemptions above these withdrawal safeguards may result in proceeds consisting of cash, units of other State Street Bank collective investment funds, and units of Cash Collateral Funds that will be converted into units of a liquidating trust or a combination thereof. These withdrawal safeguards have been in effect since October 2008 and may be in effect for an indefinite period of time. The Trustee continues to monitor market conditions and evaluate the need for withdrawal safeguards as appropriate.

5.                          Tax Status

The Plan constitutes a qualified plan and trust under Section 401(a) of the Code and therefore is exempt from federal income taxes under provisions of Section 501(a). The Plan consists of a profit sharing portion and a stock bonus portion. The stock bonus portion constitutes an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Code. The Plan also complies with the provisions of Section 401(k) of the Code. A tax qualification letter, dated August 8, 2013, was received from the Internal Revenue Service (IRS). The letter stated that the Plan, as designed through January 21, 2011, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the tax qualification letter. However, the Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and tax-exempt, as described above. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

5.                          Tax Status (continued)

With the merger of the Nalco Savings Plan, the Plan acquired a small number of Puerto Rico participants. The Plan was amended to incorporate required provisions of the Puerto Rico tax code and has applied to the Puerto Rico Treasury Department for a determination that the Plan as amended is designed in accordance with the applicable provisions of the 2011 Puerto Rico tax code. The Plan administrator believes that the Plan was designed and operated in accordance with the applicable requirements of the Puerto Rico Internal Revenue Code for periods on or after the Nalco Savings Plan merger. Therefore no provisions for Puerto Rico income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions. There is currently a routine audit being performed on the 2010 plan year by the IRS. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

6.                          Related Party and Party-In-Interest Transactions

The trustee is authorized under contract provisions, or by ERISA regulations providing an administrative or statutory exemption, to invest in funds under its control and in securities of the Company. Participant contributions and employer matching contributions are invested in one or more of the investment fund options offered under the Plan, including the Ecolab Stock Fund. The Ecolab Stock Fund consists primarily of Ecolab Inc. common stock and also short-term investment funds under the trustee’s control.

During 2013, the Master Trust invested in Ecolab Inc. common stock. The Master Trust held 8,233,361 shares of the Ecolab Inc. common stock at December 31, 2013. During the year ended December 31, 2013, purchases and sales of shares by the Master Trust totaled approximately $374,249,000 and $421,714,000, respectively. During 2012, the Plan invested in Ecolab Inc. common stock. The Plan held 8,777,580 shares of Ecolab Inc. common stock at December 31, 2012.

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

7.         Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the Plan financial statements at December 31, 2013 and 2012 to the Form 5500:

(in thousands)	2013	2012

Net assets available for benefits per the financial statements	$1,315,025	$1,364,459
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,531	1,495
Net assets available for benefits per the Form 5500	$1,317,556	$1,365,954

The following is a reconciliation of the net change in net assets available for benefits before transfers per the Plan financial statements for the year ended December 31, 2013 to the Form 5500:

(in thousands)

Net increase in net assets available for benefits before transfers per the financial statements	$119,580
Prior year adjustment from fair value to contract value of fully benefit-responsive investment contracts	(1,495)
Current year adjustment from fair value to contract value of fully benefit-responsive investment contracts	2,531
Total increase in net assets available for benefits before transfers per the Form 5500	$120,616

ECOLAB SAVINGS PLAN AND ESOP

SCHEDULE H, LINE 4i— SCHEDULE OF ASSETS (HELD AT END OF YEAR)

as of December 31, 2013

EIN 41-0231510

Plan Number: 003

(in thousands, except units)

(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date,	(d)
	Borrower, Lessor	Rate of Interest, Collateral,	Current
(a)	or Similar Party	Par or Maturity Value	Value

Notes Receivable From Participant:

*	Notes Receivable From Participants	Participant notes due on various dates through December 2028 (stated interest rates ranging from 3.25% to 10.50%).	$22,078

*         Party-in-interest

ECOLAB SAVINGS PLAN AND ESOP

EXHIBITS

The following documents are filed as exhibits to this Report:

Exhibit No.	Document

(23)	Consent of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ECOLAB SAVINGS PLAN AND ESOP

DATE:	June 25, 2014	By:	/s/Suzanne M. Hanson
Suzanne M. Hanson,
Vice President, Global Benefits,
Human Resources
Ecolab Inc.
(Plan Administrator)